Exhibit 99.1

PRESS RELEASE

Advanced Accelerator Applications to Announce Full-Year 2016 Financial Results on March 23

Conference Call at 10:00 a.m. ET

Saint-Genis-Pouilly, France – March 15, 2017 – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or the “Company”), an international specialist in Molecular Nuclear Medicine (MNM), today announced that the Company will report its financial results for the fiscal year ended December 31, 2016, on March 23.

Stefano Buono, Chief Executive Officer and Heinz Mäusli, Chief Financial Officer will host a conference call at 10:00 a.m. ET to review the financial results and discuss business updates.

Interested parties may participate by dialing 877-407-8133 (US) or +1-201-689-8040 (International), approximately five minutes before the call start time. A live webcast of the conference call will be available at: http://www.investorcalendar.com/IC/CEPage.asp?ID=175722.

A replay of the call will be available through April 23, 2017, at 11:59 p.m. ET. Interested parties may access the replay by dialing 877-481-4010 (US) or +1-919-882-2331 (International) and entering ID number 10274. An archived webcast of the conference call will be available for 90 days on the Investor Relations page of the Advanced Accelerator Applications website: www.adacap.com.

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About Advanced Accelerator Applications

Advanced Accelerator Applications is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine products. AAA’s lead investigational therapeutic candidate, lutetium Lu 177 dotatate (Lutathera®), is a novel MNM compound that AAA is currently developing for the treatment of Neuroendocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 22 production and R&D facilities able to manufacture both diagnostic and therapeutic MNM products, and has 500 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, the U.S. and Canada). AAA reported sales of €88.6 million in 2015 (+27% vs. 2014) and sales of €81.3 million for the first 9 months of 2016 (+23% vs. 9 months 2015). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information, please visit: www.adacap.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for lutetium Lu 177 dotatate and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of lutetium Lu 177 dotatate and our other products or product candidates; our estimates regarding the market opportunity for lutetium Lu 177 dotatate, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; regulatory actions or litigation; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

AAA Corporate Communications
Rachel Levine

Director of Communications
rachel.levine@adacap.com

Tel: + 1-212-235-2395

AAA Investor Relations
Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com
Tel: + 1-212-235-2394

Media inquiries:

Makovsky & Company

Lee Davies

ldavies@makovsky.com

Tel: +212-508-9651